UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 August 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony Investor Day Presentations

Harmony Gold Mining Company Limited will be hosting analysts, fund managers and investors today at the company’s offices in Randfontein. Presentations will be delivered during which Harmony’s management team will share insight into the company’s planning processes going forward to ensure the sustainability of a safe and profitable company.

The presentations in support of Investor Day will be available on the company’s website at www.harmony.co.za at 08:00 am SA time on Wednesday, 25 August
2010.
The presentations will also be broadcasted live via webcast at
www.corpcam.com/Harmony25082010.
Should you be viewing the webcast and have any questions relating to the presentations, please email your questions to esha@harmony.co.za.
For more details contact:

Esha Brijmohan
Investor Relations Officer
on +27(0)82 759 1775

or

Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242

25 August 2010

Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 25, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director